UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

RPM INTERNATIONAL INC.

(Exact name of registrant as specified in its charter)

Delaware	1-14187	02-0642224
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2628 Pearl Road, P.O. Box 777, Medina, Ohio	44258
(Address of principal executive offices)	(Zip code)

Edward W. Moore, Senior Vice President, General Counsel and Chief Compliance Officer, (330) 273-5090

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 — Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

The Conflict Minerals Report for the calendar year ended December 31, 2022, filed herewith as Exhibit 1.01 is available at https://www.rpminc.com/media/3697/conflictmineralsreport2022.pdf

Item 1.02	Exhibit

See Exhibit 1.01 to the Form SD, incorporated herein by reference.

Section 2 — Exhibits

Item 2.01	Exhibits

Exhibit 1.01     Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RPM International Inc.
(Registrant)
Date May 26, 2023	/s/ Edward W. Moore
	By:	Edward W. Moore
Senior Vice President, General Counsel and
Chief Compliance Officer